June 7th, 2010

Via EDGAR
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Michael F Jackson, Division of Corporate Finance

RE:      TEACHING TIME INC.
         AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM S-1
         FILED JUNE 7, 2010
         FILE NO. 333-164968

Mr. Jackson:

      The undersigned registrant hereby requests acceleration of the effective date of the above-captioned Registration Statement to Wednesday, June 9, 2010 by 5:00PM, Eastern Standard Time, or as soon thereafter as is practicable.

      The undersigned registrant acknowledges that:

      o Should the Securities and Exchange Commission (The "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with the respect to the filling:

      o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

Sincerely,

/s/ Lisa Lamson
---------------
Lisa Lamson
Chief Executive Officer